EXHIBIT 12.1

COMPUTATION OF CONSOLIDATED RATIO OF EARNINGS TO FIXED CHARGES

Excluding Interest on Deposits
	Nine Months
	Ended September 30,		Years Ended December 31,
	2004	2003	2003	2002	2001	2000	1999
Income before income taxes,
extraordinary item and cumulative effect of
accounting changes	$40,845	$39,242	$48,580	$32,793	$29,544	$30,019	$27,475
Income tax expense	15,933	15,324	18,946	12,788	11,393	11,880	11,270
Net income	24,912	23,918	29,634	20,005	18,151	18,139	16,205
Fixed charges:
FHLB borrowings	4,248	3,855	5,175	5,672	4,790	1,773	2,008
Collateralized mortgage obligations	71	885	1,076	2,301	6,209	10,901	0
Junior subordinated debentures	4,559	0	0	0	0	0	0
Minority interest in income of subsidiary	0	4,506	6,083	3,481	2,967	478	0
Total fixed charges	8,878	9,246	12,334	11,454	13,966	13,152	2,008
Earnings (for ratio calculation)	49,723	48,488	60,914	44,247	43,510	43,171	29,483
Ratio of earnings to fixed charges	5.60x	5.24x	4.94x	3.86x	3.12x	3.28x	14.68x

Including Interest on Deposits
	Nine Months
	Ended September 30,		Years Ended December 31,
	2004	2003	2003	2002	2001	2000	1999
Income before income taxes,
extraordinary item and cumulative effect of
accounting changes	$40,845	$39,242	$48,580	$32,793	$29,544	$30,019	$27,475
Income tax expense	$15,933	$15,324	18,946	12,788	11,393	11,880	11,270
Net income	24,912	23,918	29,634	20,005	18,151	18,139	16,205
Fixed charges:
Deposit Accounts	19,631	18,681	24,616	29,349	52,864	55,968	46,452
FHLB borrowings	4,248	3,855	5,175	5,672	4,790	1,773	2,008
Collateralized mortgage obligations	71	885	1,076	2,301	6,209	10,901	0
Junior subordinated debentures	4,559	0	0	0	0	0	0
Minority interest in income of subsidiary	0	4,506	6,083	3,481	2,967	478	0
Total fixed charges	28,509	27,927	36,950	40,803	66,830	69,120	48,460
Earnings (for ratio calculation)	69,354	67,169	85,530	73,596	96,374	99,139	75,935
Ratio of earnings to fixed charges	2.43x	2.41x	2.31x	1.80x	1.44x	1.43x	1.57x